Marvell Technology Group Ltd.

22 Victoria Street

Hamilton HM 12, Bermuda

(441) 296-6395

August 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn: Erin Purnell

Re:	Marvell Technology Group Ltd.
Registration	Statement on Form S-3 (File No. 333-237335)
Filed	March 23, 2020; Amendment No. 1 Filed August 28, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Marvell Technology Group Ltd. hereby respectfully requests that the effectiveness of its Registration Statement on Form S-3 (File No. 333-237335) be accelerated so that the Registration Statement will become effective at 9:00 a.m., Eastern Time, on September 1, 2020, or as soon thereafter as practicable.

Very truly yours,

Marvell Technology Group Ltd.

/s/ Jean Hu
Jean Hu
Chief Financial Officer

cc:	Stewart McDowell, Gibson, Dunn & Crutcher LLP